UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-187556

Summit Materials, LLC

(Exact name of registrant as specified in its charter)

1801 California Street, Suite 3500

Denver, Colorado 80202

(303) 893-0012

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

6.500% Senior Notes due 2027

5.25% Senior Notes due 2029

7.250% Senior Notes due 2031

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒*
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒*

Approximate number of holders of record as of the certification or notice date:

6.500% Senior Notes due 2027:	43
5.25% Senior Notes due 2029:	50
7.250% Senior Notes due 2031:	55

*The registrant initially started filing reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after registering various series of senior notes (the “Prior Notes”) under the Securities Act of 1933, as amended (the “Securities Act”). The Prior Notes are no longer outstanding and each series senior notes subsequently issued by the registrant, including each series of Senior Notes listed above, were issued in private transactions not subject to the registration requirements of the Securities Act and were not subsequently registered by exchange offer or otherwise. Accordingly, the registrant is not currently required to file reports under the Exchange Act, but has continued to voluntarily file such reports. The registrant is filing this Form 15 to provide notice that it will no longer be voluntarily filing such reports. The registrant is a wholly owned subsidiary of Summit Materials, Inc. (Commission File Number 001-36873) which will continue to file reports required by the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Summit Materials, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 11, 2024	SUMMIT MATERIALS, LLC

	By:	/s/ Brian D. Frantz
	Name:	Brian D. Frantz
	Title:	Chief Accounting Officer